Exhibit 99.1

For More Information:

Joseph Hassett
Gregory FCA Communications
610-642-8253
JoeH@gregoryfca.com

 For Immediate Release:

a21 Announces Third Quarter 2007 Results
Quarter Highlighted by New Strategic Initiatives including Reorganization and Planned MediaMagnet Launch

JACKSONVILLE, Fl. — November 12, 2007 - a21, Inc. ("a21") (OTCBB: ATWO), a leading online digital content marketplace, today reported its financial results for the third quarter ending September 30, 2007.

Revenue for the third quarter of 2007 was $5.4 million compared to $5.9 million for the same prior year period.   Total cost of sales for the third quarter of 2007 were $2.2 million, or 40% of revenues, compared to 38% of revenues for the same prior year period.  Third quarter 2007 selling, general, and administrative expenses were reduced by $80,000 compared to the same prior year period through a continued focus on expense reduction. In the third quarter of 2007, the Company recognized a $315,000 extraordinary charge for organizational consolidation and restructuring expenses.

The third quarter 2007 operating loss was $1.0 million including restructuring expense of $315,000, compared to a loss of $614,000 for the same prior year period.  The net loss for the third quarter of 2007 was $1.4 million, or $0.02 per fully diluted share, essentially unchanged from a net loss of $1.4 million, or $0.02 per fully diluted share, for the same prior year period.   Net income for the quarter reflects lower revenues and margins along with the extraordinary restructuring charge.  Third quarter 2006 net income includes a one-time deemed dividend of $336,000.

Ex. 99.1 Page 1

At September 30, 2007, the Company’s cash position was $2.8 million and working capital $2.6 million with no short-term debt obligations.

John Ferguson, Chief Executive Officer of a21, said, “During the third quarter we announced important new strategic initiatives including reorganization across our businesses and the development and planned launch of our new MediaMagnet platform.  Part of our strategy is to streamline and create more efficient operations. During the third quarter, we undertook a company-wide consolidation and restructuring to achieve this objective. At ArtSelect, we initiated focus and marketing around our direct-to-consumer online channels and also introduced our new print-only product offering. Both initiatives are gaining traction and contributing incremental revenue to help offset the current market challenges of our legacy, core markets.”

Thomas Costanza, Chief Financial Officer of a21, said, “We are making good progress with our consolidation and restructuring plan to improve the overall efficiency of our entire organization.  We have already demonstrated our ability to manage overhead spending with sequential quarters of lower spending levels on a year over year basis.  We are now prepared for the next phase of our plan to concentrate our resources on effectively implementing our new strategy and improving our liquidity and capital structure.  Our goal is to enter 2008 in better financial health and with adequate resources to grow the business and  build shareholder value”.

About a21

a21 (www.a21group.com) is a leading online digital content company. Through SuperStock (www.superstock.com; www.superstock.co.uk; and www.purestockx.com), and ArtSelect (www.artselect.com), a21 delivers high quality images, art framing, and exceptional customer service. a21 and its companies, with offices in Florida, Iowa, New York City, and London, provides valuable and viable choices to key business partners and customers in the stock image, art and wall decor industries.

The statements contained in this press release contain certain forward-looking statements, including statements regarding a21, Inc.'s expectations, intentions, strategies, and beliefs regarding the future. All statements contained herein are based upon information available to a21, Inc.'s management as of the date hereof and actual results may vary based upon future events, both within and without the control of a21, Inc.'s management.

Ex. 99.1 Page 2

Financial Exhibits

a21, Inc. and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per share amounts)
(unaudited)

	Three Months Ended
	September 30,
	2007	2006
REVENUE
Licensing revenue	$2,765	$2,986
Product revenue	2,622	2,918
TOTAL REVENUE	5,387	5,904

COSTS AND EXPENSES
Cost of licensing revenue (excludes related amortization of $290 and $383 for three months, and $854 and $1,100 for nine months ended September 30, 2007 and 2006, respectively)	890	902
Cost of product revenue (excludes related amortization of $44 and $132 for three and nine months ended September 30, 2007)	1,285	1,366
Selling, general and administrative	3,298	3,461
Restructure costs, including severance	315	---
Depreciation and amortization	640	789
TOTAL OPERATING EXPENSES	6,428	6,518

OPERATING LOSS	(1,041)	(614)

Interest expense	(446)	(448)
Warrant income (expense)	---	29
Other income (expense), net	117	39
NET LOSS BEFORE INCOME TAX EXPENSE	(1,370)	(994)

Income tax expense	(23)	(48)
NET LOSS	(1,393)	(1,042)

Disproportionate deemed dividends	---	---
Deemed dividend on convertible preferred stock	---	(336)
NET LOSS ATTRIBUTED TO COMMON STOCKHOLDERS	$(1,393)	$(1,378)

NET LOSS ATTRIBUTED TO COMMON STOCKHOLDERS PER SHARE, BASIC AND DILUTED	$(0.02)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING, BASIC AND DILUTED	86,719,936	81,692,872

Ex. 99.1 Page 3

a21, Inc. and Subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS
($ in thousands, except per share amounts)
(unaudited)

	September 30,	December 31,
	2007	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,810	$5,455
Accounts receivable, net allowance for doubtful accounts of $243 and $108, at September 30, 2007 and December 31, 2006, respectively	2,652	2,773
Inventory	816	844
Prepaid expenses and other current assets	641	441
Total current assets	6,919	9,513

Property, plant and equipment, net	6,883	7,300
Goodwill	8,778	8,648
Intangible assets, net	4,858	5,232
Restricted cash	750	750
Other	2,456	3,171
Total assets	$30,644	$34,614

LIABILITIES AND STOCKHOLDERS' EQUITY (CAPITAL DEFICIT)
CURRENT LIABILITIES
Accounts payable and accrued expenses	$2,271	$3,559
Royalties payable	1,308	1,288
Deferred revenue	422	242
Restructure liability	243	---
Other	100	124
Total current liabilities	4,344	5,213

LONG-TERM LIABILITIES
Senior secured convertible notes payable, net – related party	15,500	15,500
Secured notes payable, net – related party (ArtSelect Sellers)	2,555	2,499
Loan payable from sale-leaseback of building, less current portion	7,364	7,403
Other	68	112
Total liabilities	29,831	30,727

Ex. 99.1 Page 4

a21, Inc. and Subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS (continued)
($ in thousands, except per share amounts)
(unaudited)

	September 30,	December 31,
	2007	2006
COMMITMENTS AND CONTINGENCIES

MINORITY INTEREST	1,071	2,254

STOCKHOLDERS' EQUITY (CAPITAL DEFICIT)
Common stock; $.001 par value; 200,000,000 shares authorized; 90,399,711 and 87,191,575 shares issued and 86,719,936 and 83,511,800 shares outstanding at September 30, 2007 and December 31, 2006, respectively	90	87
Treasury stock (at cost, 3,679,775 shares)	---	---
Additional paid-in capital	26,055	24,341
Accumulated deficit	(26,871)	(23,286)
Accumulated other comprehensive income	468	491
Total stockholders' equity (capital deficit)	(258)	1,633

Total liabilities and stockholders' equity (capital deficit)	$30,644	$34,614

Ex. 99.1 Page 5